Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Global Benefits Committee
Mosaic Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-120878 and 333-198332) on Form S-8 of The Mosaic Company of our report dated June 22, 2021, with respect to the statements of net assets available for benefits of the Mosaic Investment Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, the related notes (collectively, the financial statements) and the supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2020 of the Mosaic Investment Plan.
(signed) KPMG LLP

Minneapolis, Minnesota
June 22, 2021